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                                                 EXHIBIT 12.1

                            CREDIT ACCEPTANCE CORPORATION
                          RATIO OF EARNINGS TO FIXED CHARGES
                                (DOLLARS IN THOUSANDS)

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

                                                                                   Three months ended
                                           Year ended December 31,                      March 31,
                               ------------------------------------------------    ------------------
                                 1992      1993      1994      1995      1996        1996      1997
                               ------------------------------------------------    ------------------
Earnings                       $ 8,625   $12,395   $20,570   $29,572   $41,509     $ 9,188   $12,038
Income taxes                     2,549     6,783    11,024    15,921    22,126       4,977     6,299
Fixed charges                      174        60     2,708     8,890    13,706       2,195     5,726
                               -------   -------   -------   -------   -------     -------   -------
      Total                    $11,348   $19,238   $34,302   $54,383   $77,341     $16,360   $24,063


Interest expense                   114         0     2,651     8,785    13,568       2,073     5,669
Amortized debt
   costs                             0         0        10        62        89         111        43
Portion of rent representing
   interest component               60        60        47        43        49          11        14
                               -------   -------   -------   -------   -------     -------   -------
     Fixed charges                $174       $60    $2,708    $8,890   $13,706      $2,195    $5,726

FIXED CHARGE RATIO               65.22    320.63     12.67      6.12      5.64        7.45      4.20


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